Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2004	2003	2002	2001	2000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	Note 2	Note 2	Note 2	Note 2	Note 2
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$112,263	$111,174	$(123,302)	$(416,618)	$(464,248)

Undistributed income of less than 50% owned equity investees	—	—	—	(939)	(2,510)
Minority interest in income of majority owned subsidiaries with fixed charges	594	715	706	(799)	408
Add: fixed charges as adjusted (from below)	137,359	158,284	177,769	241,951	319,183

	$250,216	$270,173	$55,173	$(176,405)	$(147,167)

Fixed charges:
Interest expense:
Corporate	$108,141	$129,388	$150,871	$204,751	$273,723
Financial service	—	—	—	—	8,833
Capitalized	—	—	—	—	1
Amortization of debt cost	10,047	9,237	7,102	6,106	6,392
1/3 of rental expense	19,171	19,659	19,796	31,094	30,235

Fixed charges	137,359	158,284	177,769	241,951	319,184
Less: Capitalized interest	—	—	—	—	(1)

Fixed charges as adjusted	$137,359	$158,284	$177,769	$241,951	$319,183

Ratio (earnings divided by fixed charges)	1.82	1.71	A	A	A

A.	During the twelve months ended December 31, 2002, 2001 and 2000 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes and cumulative effects of accounting changes of $122,596, $418,356 and $466,350 for the twelve months ended December 31, 2002, 2001 and 2000, respectively.